

October 29, 2010

Dennis Zeitler
Senior Vice President – Finance,
 Principal Financial and Accounting Officer
Mine Safety Appliances Company
121 Gamma Drive
Pittsburgh, Pennsylvania 15238

> **Re:** **Mine Safety Appliances Company**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-15579**

Dear Mr. Zeitler:

We have reviewed your letter dated October 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements, page 35

Note 19 – Contingencies, page 58

1.   We note the Relevant Background section included as a preface to your responses to our letter dated October 1, 2010. You state on page 5 that you believe that as a result of your agreements with Century and CNA approximately half of the insurance receivable is no longer in dispute, "as agreements have been reached for us to receive payments for these amounts." Please tell us whether you have collected payment in full with regards to these settlement agreements. If not, tell us the planned timetable over which payments will be made.

2.   In addition, you indicate on page 5 that you believe your success in reaching these settlements with Century and CNA corroborates your conclusion regarding collectability

of your insurance receivable. However, considering the terms of the settlements with Century and CNA, as outlined in paragraphs four and five of your confidential response, please explain to us how you reached the conclusion that the settlement proceeds were directly tied to the receivable balances. Tell us why the terms of the agreements would not be more supportive of a conclusion that the collection of the receivables are not probable and that to receive any proceeds that can be applied to these receivables it is necessary for you to enter into litigation.

3.   In addition, tell us how you considered the terms of your settlements in concluding that the terms of your contracts are not in dispute.

4.   We note from page 4 of your response that one of the key factors that you considered in evaluating the collectability of your recorded insurance receivables was the concurrent conclusion of outside legal counsel stating "that there is ample support in your insurance policies and applicable case law for your claims for full reimbursement" from your insurance carriers. Please clarify for us whether it is the conclusion of your legal counsels that collection of the receivable is 'probable', 'reasonably possible', or 'remote' as these terms are defined by FASB ASC 450-20 (previously referred to as SFAS 5). If your legal counsel's reference to "ample support" refers to a range that is less than probable, please discuss their understanding of the events that would be required to occur to make collection of the insurance receivables probable.

5.   We note from your response to our prior comment 5 that you have filed an insurance coverage action against the remaining majority of your insurance carriers in Delaware court to secure a comprehensive resolution of your rights under the insurance policies.

- Clarify for us the purpose of the litigation and explain to us what you mean by "a comprehensive resolution of your rights."
- Discuss the significance, if any, of filing these actions in Delaware courts.
- Tell us how you concluded that the filing of this action does not impact your conclusions with respect to the collectability of insurance receivables since it appears that you are in litigation to identify and assert your rights under the policies.
- Tell us how you considered FASB ASC 410-30-35-9 which states that if the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable.
- Explain your assertion that the terms of your insurance contracts are not in dispute in light of the fact that you are suing the majority of your remaining insurance carriers.

6.   We note from your responses to our prior comments 6 and 7 that during certain periods your insurers paid amounts directly and the related amounts were not reflected in the insurance receivable on your balance sheets. Please tell us how, if at all, you reflected these direct settlements in your financial statements.

7.   Please revise your financial statements in future filings to provide the disclosures required by SAB Topic 5.Y. In SAB Topic 5.Y, we clearly state that we believe that

product liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity.

Among the disclosures called for in the SAB are as follows:

- circumstances affecting the reliability and precision of loss estimates;

- the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

- whether, and to what extent, losses may be recoverable from third parties;

- the timing of payments of accrued and unrecognized amounts;

- the material components of the accruals and significant assumptions underlying estimates;

- the total claims pending at each balance sheet date,

- the number of claims filed for each period presented;

- the number of claims dismissed;

- the number of claims settled;

- the number of claims otherwise resolved;

- the average costs per settled claim;

- the total damages alleged at each balance sheet date (Reg. S-K, Item 103);

- the aggregate settlement costs to date;

- the aggregate costs of administering and litigating the claims.

In addition, in future filings, please provide a discussion in Management's Discussion and Analysis that provides a meaningful analysis as to why the amounts charged in each period were recorded and how the amounts were determined. Provide an analysis of the expected future trend in claims and settlement costs. Provide us with a copy of your proposed disclosure.

You may contact Andri Boerman at (202) 551-3645 or Julie Sherman at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

for

Jeff Jaramillo
Accounting Branch Chief